NEWS RELEASE

ELD No. 08-23

TSX: ELD  AMEX: EGO

       August 5, 2008

ELDORADO ACQUIRES SHARES OF BRAZAURO

(all amounts in Canadian dollars)

VANCOUVER, BC –  Eldorado Gold Corporation announced the purchase of an additional 2,000,000 shares of Brazauro Resources Corporation (“Brazauro”) (representing approximately 2.3% of Brazauro’s issued and outstanding common shares at July 31, 2008) in several market transactions on the TSX Venture Exchange at a price per share of $0.42.

After completion of the purchase of the shares, Eldorado will own 12,304,000 common shares representing 14.4% of Brazauro’s issued and outstanding common shares (as at July 31, 2008).  In addition, Eldorado owns 4,400,000 Warrants.  If Eldorado exercises all of the Warrants, it will own 16,704,000 common shares of Brazauro, representing approximately 18.6% of Brazauro’s issued and outstanding common shares (inclusive of the shares issued upon the exercise of the warrants and assuming no additional shares have been issued by Brazauro).

Eldorado acquired the securities for investment purposes and may acquire further common shares or dispose of its holdings of commons shares both as investment conditions warrant.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

For a copy of the early warning report, please contact Nancy Woo, Manager Investor Relations at (604) 601-6650.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008..  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:

laurelw@eldoradogold.com